EXHIBIT A
                                                                       ---------

                                                     December 7, 2005
                                                     ----------------


Robert J. Callander
Chairman of the Board
The Brazil Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
345 Park Avenue
New York, New York 10154



Dear Mr Callander,

         We are significant and long-term shareholders in The Brazil Fund, Inc (the "Fund") and are watching developments at the Fund with increasing alarm. We are concerned by a number of mistakes and ill-advised decisions made by the Board since 2004.

         We believe that an aware, knowledgeable and independent Chairman would not have accepted or allowed most of these mistakes. We also believe that there are too many coincidences in all of these issues to believe they are purely coincidental. A common denominator, amongst possible others, is a Chairman who is not undertaking his job properly.

The referred-to mistakes and ill-advised decisions can be summarized as follows:

o Prior to the July 2004 Annual Shareholders' Meeting (AGM), the Board, citing technicalities, did not allow a large shareholder to nominate candidates to compete with the Board's nominees. The shareholder then engaged in a proxy campaign proposing that other shareholders abstain from voting in favor of the Board's two nominees. At the AGM, an outstanding majority of shareholders withheld their votes from management's nominees, resulting in directors that continued to act as such despite not being reelected, without the support of Shareholders they are supposed to represent. The Board failed to listen to and act upon the clear message sent by Shareholders,

o On April 15, 2005 the Board announced that the 2005 AGM had been postponed from July to October 5, 2005 "to enable the Fund to complete, prior to its meeting, its previously announced in-kind repurchase",

o On July 26, 2005, the Board announced a new date for the 2005 AGM (December 13, 2005) "to defer action on the Board's nominees for election at the meeting until the results of the tender offer, with the attendant possible changes in the Fund's ownership, are known". It also announced the commencement of the tender offer, to end on August 25, 2005,

o On August 25, the Board canceled the tender one hour before its closing "in light of the fact that the Fund's Brazilian administrator has raised a question as to whether the offer will subject the Fund to Brazilian capital gains tax",

o No further explanation was given by the Board until September 23, 2005, when the Board announced the approval of the conversion of the Fund from a closed-end investment company to an open-end investment company stating that "converting the Fund into an open-end investment company provides the best value to our shareholders",

o On October 28, 2005, the Board announced that the stockholder meeting previously called for December 13, 2005 would be held in the form of a special meeting of stockholders for the sole purpose of considering a proposal to convert the Fund to open-end status. The annual meeting of stockholders to elect directors was deferred until June 2006,

o On November 11, 2005, the Board published a corrected stockholder letter acknowledging that a mistake had been made and that the Fund's Articles of Incorporation require the affirmative vote of three-quarters of the shares outstanding for the approval of the open ending proposal, not a two-thirds majority,

This alarming succession of events resulted in the following:

o The Board failed to implement the 50% tender offer, and wasted considerable amounts of Shareholders money without apology by the Board and apparently, without any attempt to recover what we assume were wasted costs,

o The Board continued to show a lack of communication and transparency in considering alternatives to the failed tender offer, and announced an open ending proposal without consultation with Shareholders and without any effort on the part of the Board to explain its reasons for choosing the proposed open ending,

o The Board decided that there is not going to be a 2005 Annual Meeting of Shareholders without any proper justification and misleading Shareholders on the majority required for the open-ending.

These are all failures of corporate governance.

We have also noted that:

o You have seemingly ignored the Board's retirement policy without any apparent justification; and

o All of the Directors, with one possible exception, have other relationships with DeIM with one Director serving, according to the preliminary proxy statement filed by the Board, on the boards of 46 other funds managed by DeIM or its affiliates.

         We consider these also to be breaches of good corporate governance as a Board must abide by its own rules and be independent of the fund manager in order to best look after the interests of Shareholders. We believe that the Board has broken both of these cardinal principles.

         As a result we have questions that we wish to see answered. Why is the Board seeking to avoid re-election? Who was responsible for the failed tender offer? Why have you not accepted responsibility as Chairman of the Board and resigned from your position?

         Perhaps the answers to some of these questions are obvious. We would suggest that the reason that the Board has on three occasions delayed the 2005 Annual Meeting is self-interest. The Board knows that it has lost the support of Shareholders, as its nominees at the 2004 Annual Meeting were not re-elected. The law requires the Fund to hold an Annual Meeting to make the Directors accountable to Shareholders. If they have performed to the satisfaction of Shareholders then they will be re-elected. If they have not, then they will not. By moving the 2005 Annual Meeting, ultimately to June 2006, the Board has intentionally deprived Shareholders of this right.

         Under the current circumstances, we believe that the postponement of the AGM is unacceptable and we demand a prompt response from the Board, allowing shareholders to express themselves through the vote and to elect Directors as mandated by law. If the Board fails to provide an appropriate response to our concerns or engages in activity that is detrimental to Shareholder's best interests, we reserve the right to explore alternatives to make the Shareholders' voice heard, including, but not limited to, requesting a special Shareholder's meeting as contemplated under Maryland state law, and under the Fund's bylaws in Article II, Section 2.2, or termination of the investment management contract as contemplated in Section 15(a)(3) of the Investment Company Act of 1940.

         In our opinion, the responsibilities and obligations of a Closed-end fund Director are easy to define and simple to execute. Putting it simply, you as Chairman have put this Board in a terrible muddle.

Sincerely yours


/s/ Barry M. Olliff
----------------------------
Barry M. Olliff, Director